================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 14D-1

 Tender Offer Statement Pursuant to Section 14(d)(1) of the Securities Exchange
                                  Act of 1934

                               (Amendment No. 3)



                                 GRIST MILL CO.

                                (Name of Issuer)



                         INTERNATIONAL HOME FOODS, INC.
                           IHF/GM HOLDING CORPORATION
                         IHF/GM ACQUISITION CORPORATION

                                   (Bidders)



      Common Stock, $0.10 par value (and Associated Stock Purchase Rights)

                         (Title of Class of Securities)



                              CUSIP No. 398629204
                     (CUSIP Number of Class of Securities)




        M. Kelley Maggs              Copy to:              A. Winston Oxley
International Home Foods, Inc.                          Vinson & Elkins L.L.P.
      1633 Littleton Road                              3700 Trammell Crow Center
 Parsippany, New Jersey  07054                             2001 Ross Avenue
        (973) 359-9920                                   Dallas, Texas  75201
                                                            (214) 220-7891



 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                    Communications on Behalf of the Bidders)


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

-------------------------------------------------------------------------------------------------------------
   1    Name of Reporting Person.  I.R.S. Identification Nos. of Above Persons (entities only)

        IHF/GM Acquisition Corporation
-------------------------------------------------------------------------------------------------------------
   2    Check the appropriate box if a member of a group                                             (a)  [ ]
                                                                                                     (b)  [ ]
-------------------------------------------------------------------------------------------------------------
   3    SEC use only
-------------------------------------------------------------------------------------------------------------
   4    Source of Funds                                                                             BK and AF
-------------------------------------------------------------------------------------------------------------
   5    Check if disclosure of legal proceedings is required pursuant to items 2(e) or 2(f)               [ ]
-------------------------------------------------------------------------------------------------------------
   6    Citizenship or place of organization                                                State of Delaware
-------------------------------------------------------------------------------------------------------------
   7    Aggregate amount beneficially owned by each reporting person                               6,438,840*
-------------------------------------------------------------------------------------------------------------
   8    Check if the aggregate amount in row (7) excludes certain shares                                  [ ]
-------------------------------------------------------------------------------------------------------------
   9    Percent of class represented by amount in row (7)                                               90.7%
-------------------------------------------------------------------------------------------------------------
  10    Type of reporting person                                                                           CO
-------------------------------------------------------------------------------------------------------------


*  Shares shown as beneficially owned give effect to the following:

         (i) On March 10, 1998, IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), entered into a Stockholder Agreement with Grist Mill Co., a Delaware corporation (the "Company"), and Glen S. Bolander, pursuant to which Mr. Bolander granted to Purchaser an option to purchase up to an aggregate of 245,000 shares of the Company's common stock ("Common Stock"), par value $0.10 per share, including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), consisting of certain shares of Common Stock to be beneficially owned by the Selling Stockholder as a result of such individual's exercise of certain options to purchase shares of Common Stock.

         (ii) Pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 1998, among Purchaser, Parent, IHF and the Company, the Company granted to Purchaser an irrevocable option to purchase an indeterminate number of shares of Common Stock (exercisable in certain circumstances).

         Each of the Stockholder Agreement and the Merger Agreement is attached as an exhibit hereto.

-------------------------------------------------------------------------------------------------------------
   1    Name of Reporting Person.  I.R.S. Identification Nos. of Above Persons (entities only)

        IHF/GM Holding Corporation
-------------------------------------------------------------------------------------------------------------
   2    Check the appropriate box if a member of a group                                             (a)  [ ]
                                                                                                     (b)  [ ]
-------------------------------------------------------------------------------------------------------------
   3    SEC use only
-------------------------------------------------------------------------------------------------------------
   4    Source of Funds                                                                             BK and AF
-------------------------------------------------------------------------------------------------------------
   5    Check if disclosure of legal proceedings is required pursuant to items 2(e) or 2(f)               [ ]
-------------------------------------------------------------------------------------------------------------
   6    Citizenship or place of organization                                                State of Delaware
-------------------------------------------------------------------------------------------------------------
   7    Aggregate amount beneficially owned by each reporting person                               6,438,840*
-------------------------------------------------------------------------------------------------------------
   8    Check if the aggregate amount in row (7) excludes certain shares                                  [ ]
-------------------------------------------------------------------------------------------------------------
   9    Percent of class represented by amount in row (7)                                               90.7%
-------------------------------------------------------------------------------------------------------------
  10    Type of reporting person                                                                           CO
-------------------------------------------------------------------------------------------------------------


*  Shares shown as beneficially owned give effect to the following:

         (i) On March 10, 1998, IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), entered into a Stockholder Agreement with Grist Mill Co., a Delaware corporation (the "Company"), and Glen S. Bolander, pursuant to which Mr. Bolander granted to Purchaser an option to purchase up to an aggregate of 245,000 shares of the Company's common stock ("Common Stock"), par value $0.10 per share, including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), consisting of certain shares of Common Stock to be beneficially owned by the Selling Stockholder as a result of such individual's exercise of certain options to purchase shares of Common Stock.

         (ii) Pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 1998, among Purchaser, Parent, IHF and the Company, the Company granted to Purchaser an irrevocable option to purchase an indeterminate number of shares of Common Stock (exercisable in certain circumstances).

         Each of the Stockholder Agreement and the Merger Agreement is attached as an exhibit hereto.

-------------------------------------------------------------------------------------------------------------
   1    Name of Reporting Person.  I.R.S. Identification Nos. of Above Persons (entities only)

        International Home Foods, Inc.
-------------------------------------------------------------------------------------------------------------
   2    Check the appropriate box if a member of a group                                             (a)  [ ]
                                                                                                     (b)  [ ]
-------------------------------------------------------------------------------------------------------------
   3    SEC use only
-------------------------------------------------------------------------------------------------------------
   4    Source of Funds                                                                             BK and AF
-------------------------------------------------------------------------------------------------------------
   5    Check if disclosure of legal proceedings is required pursuant to items 2(e) or 2(f)               [ ]
-------------------------------------------------------------------------------------------------------------
   6    Citizenship or place of organization                                                State of Delaware
-------------------------------------------------------------------------------------------------------------
   7    Aggregate amount beneficially owned by each reporting person                               6,438,840*
-------------------------------------------------------------------------------------------------------------
   8    Check if the aggregate amount in row (7) excludes certain shares                                  [ ]
-------------------------------------------------------------------------------------------------------------
   9    Percent of class represented by amount in row (7)                                               90.7%
-------------------------------------------------------------------------------------------------------------
  10    Type of reporting person                                                                           CO
-------------------------------------------------------------------------------------------------------------


*  Shares shown as beneficially owned give effect to the following:

         (i) On March 10, 1998, IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), entered into a Stockholder Agreement with Grist Mill Co., a Delaware corporation (the "Company"), and Glen S. Bolander, pursuant to which Mr. Bolander granted to Purchaser an option to purchase up to an aggregate of 245,000 shares of the Company's common stock ("Common Stock"), par value $0.10 per share, including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), consisting of certain shares of Common Stock to be beneficially owned by the Selling Stockholder as a result of such individual's exercise of certain options to purchase shares of Common Stock.

         (ii) Pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 1998, among Purchaser, Parent, IHF and the Company, the Company granted to Purchaser an irrevocable option to purchase an indeterminate number of shares of Common Stock (exercisable in certain circumstances).

         Each of the Stockholder Agreement and the Merger Agreement is attached as an exhibit hereto.

                                  TENDER OFFER

         IHF/GM Acquisition corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and an indirect wholly owned subsidiary of International Home Foods, Inc, a Delaware corporation ("IHF"), Parent and IHF hereby amend and supplement the Tender Offer Statement on Schedule 14D-1 dated March 17, 1998 (as amended or supplemented from time to time, the "Schedule 14D-1"), which has been previously filed with the Securities and Exchange Commission, relating to the offer by Purchaser to purchase all outstanding shares of common stock ("Common Stock"), par value $0.10 per share, of Grist Mill Co., a Delaware corporation (the "Company"), including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), at a price of $14.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 17, 1998, and the related Letter of transmittal (as each of such may be amended or supplemented from time to time). All capitalized terms shall have the meanings assigned to them in the Schedule 14D-1, as amended to date, unless otherwise indicated herein.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF BIDDERS.

          Item 5 of the Schedule 14D-1 is hereby amended by the addition of the information set forth in the press release dated April 14, 1998, a copy of which is attached as Exhibit (a)(11), which information is incorporated herein by reference.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          Item 6 of the Schedule 14D-1 is hereby amended by the addition of the information set forth in the press release dated April 14, 1998, a copy of which is attached as Exhibit (a)(11), which information is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

          Item 11 is hereby amended to add the following exhibits:

          (a)(11)         -  Text of Press Release, dated April 14, 1998.

                                   SIGNATURES

          After due inquiry and to the best of may knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 14, 1998                 IHF/GM ACQUISITION CORPORATION


                                       By: /s/ ANDREW S. ROSEN
                                           -------------------------------------
                                               Andrew S. Rosen
                                               Vice President


                                       IHF/GM HOLDING CORPORATION


                                       By: /s/ ANDREW S. ROSEN
                                           -------------------------------------
                                               Andrew S. Rosen
                                               Vice President


                                       INTERNATIONAL HOME FOODS, INC.


                                       By: /s/ ANDREW S. ROSEN
                                           -------------------------------------
                                               Andrew S. Rosen
                                               Vice President

                                 EXHIBIT INDEX

  EXHIBIT
   NUMBER                                             DESCRIPTION
   ------                                             -----------
 *(a)(1)     --       Offer to Purchase, dated March 17, 1998
 *(a)(2)     --       Letter of Transmittal
 *(a)(3)     --       Notice of Guaranteed Delivery
 *(a)(4)     --       Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
 *(a)(5)     --       Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Company and
                      Other Nominees
 *(a)(6)     --       Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-
                      9
 *(a)(7)     --       Form of Summary Advertisement, dated March 17, 1998
 *(a)(8)     --       Text of Press Release, dated March 11, 1998
 *(a)(9)     --       Supplement dated April 2, 1998, to Offer to Purchase dated March 17, 1998
 *(a)(10)    --       Text of Press Release, dated April 2, 1998
 +(a)(11)    --       Text of Press Release dated April 14, 1998
 *(b)(1)     --       Credit Agreement, dated as of November 1, 1996 as amended and restated as of
                      November 21, 1997, among IHF, the several banks and other financial institutions or entities from time to time parties thereto, Morgan Stanley Senior Funding, Inc., as documentation agent, Bankers Trust Company, as syndication agent, and The Chase
                      Manhattan Bank, as administrative agent, for the lenders thereunder
 *(b)(2)     --       Waiver No. 1, dated February 18, 1998, with respect to the Credit Agreement
 *(c)(1)     --       Agreement and Plan of Merger, dated March 10, 1998, among Purchaser, Parent, IHF and the Company
 *(c)(2)     --       Stockholder Agreement, dated March 10, 1998, among Purchaser, Parent, IHF and the
                      Company
 *(c)(3)     --       Form of Option Surrender Agreement, Release and Waiver dated March 10, 1998, among the Company and holders of options to acquire shares of the Company's Common Stock
 *(c)(4)     --       Employment and Noncompetition Agreement, dated March 10, 1998, between IHF and the
                      Selling Stockholder
 *(c)(5)     --       Confidentiality Agreement, dated as of February 2, 1998, between IHF and the Company
 *(c)(6)     --       Confidentiality Agreement, dated as of February 9, 1998, between IHF and the Company
 *(c)(7)     --       Standstill Agreement dated as of March 10, 1998, between IHF and the Company
  (d)        --       None
  (e)        --       Not applicable
  (f)        --       None
 *(g)        --       Power of Attorney for Thomas O. Hicks
 *(h)        --       Joint Filing Agreement, dated March 16, 1998, among Purchaser, Parent, IHF, the
                      Fund, HM3, HM GP, the Fund, Inc., and Thomas O. Hicks

--------------------
*  previously filed
+  filed herewith